EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER WEIGHTED AVERAGE COMMON SHARE OUTSTANDING

(Millions except common shares and per share data)

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net Income (Loss)	$(0.1)	$(0.3)	$10.7	$8.7
Less: Dividend Requirements on Preferred Stock	—	0.1	—	0.1

Net Income Applicable to Common Stock	$(0.1)	$(0.4)	$10.7	$8.6

Weighted Average Number of Common Shares Outstanding – Basic (000’s)	13,768	12,331	13,758	11,624

Dilutive Effect of Stock Options and Restricted Stock (000’s)	—	—	2	3

Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	13,768	12,331	13,760	11,627

Earnings Per Share – Basic and Diluted	$(0.01)	$(0.03)	$0.78	$0.74